UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2014

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from: ____________ to ____________

Commission File Number: 001-12951

A.  Full title of the Plan and the address of the Plan, if
different from that of the issuer named below:

BUCKLE 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE BUCKLE, INC.
2407 WEST 24TH STREET
P.O. BOX 1480
KEARNEY, NEBRASKA 68848-1480

BUCKLE 401(K) PLAN

REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA (Employee Retirement Income Security Act of 1974) and are included herein as listed in the table of contents below.

Table of Contents		Pages

(a)	Financial Statements

	Report of Independent Registered Public Accounting Firm	3

	Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	4

	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013	5

	Notes to Financial Statements	6

(b)	Supplemental Schedule

	Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2014	12

(c)	Signatures	13

(d)	Exhibits

	Exhibit 23 — Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Buckle 401(k) Plan
Kearney, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Buckle 401(k) Plan (“the Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
June 26, 2015

BUCKLE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	December 31, 2014	December 31, 2013
ASSETS:
Participant directed investments at fair value	$90,373,040	$82,818,599

Receivables:
Notes receivable from participants	1,276,486	1,292,024
Participant contributions	138	—
Employer contributions	1,905,194	1,802,289
Total receivables	3,181,818	3,094,313

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	93,554,858	85,912,912

Adjustments from fair value to contract value for fully benefit-responsive stable value fund	(113,082)	(14,422)

NET ASSETS AVAILABLE FOR BENEFITS	$93,441,776	$85,898,490

See notes to financial statements.

BUCKLE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	December 31, 2014	December 31, 2013
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$1,355,050	$12,687,111
Interest and dividends	2,894,989	1,845,488
Net investment income	4,250,039	14,532,599

Contributions:
Participant contributions	5,180,243	4,996,972
Employer contributions	1,905,413	1,805,780
Total contributions	7,085,656	6,802,752

Interest income on notes receivable from participants	55,278	47,399

DEDUCTIONS:
Benefits paid to participants	3,783,949	3,355,904
Administrative expenses	63,738	70,216
Total deductions	3,847,687	3,426,120

INCREASE IN NET ASSETS	7,543,286	17,956,630

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	85,898,490	67,941,860

End of year	$93,441,776	$85,898,490

See notes to financial statements.

BUCKLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013, AND
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	DESCRIPTION OF THE PLAN

The following description of the Buckle 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan provisions.

General - The Plan is a defined contribution plan covering, with certain specified exclusions, all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. It was established effective February 1, 1986, and last amended effective January 1, 2013. The Plan administrator is The Buckle, Inc. (the “Company”). The Plan record keeper is Massachusetts Mutual Life Insurance Company (“Mass Mutual”) and the Plan trustee is State Street Bank and Trust Company.

Contributions - Participants may contribute from 1% to 75% of their eligible pay, as defined under the Plan. The Plan provides for the automatic enrollment of eligible participants at a deferral rate of 3% of eligible pay, unless the participant affirmatively elects otherwise. The Plan also provides for an automatic 1% annual increase in the deferral rate (up to a maximum deferral of 6% of eligible pay) for all participants who have been automatically enrolled in the Plan, unless the participant affirmatively elects otherwise. Participants are allowed to designate all or a portion of their contributions as Roth contributions. The Company may contribute to the Plan at its discretion. In fiscal 2014 and 2013, the Company contributed 50% of employees’ contributions on deferrals up to 6% of their eligible pay. The Company contributions to the Plan were $1,905,413 for the year ended December 31, 2014 and $1,805,780 for the year ended December 31, 2013, respectively. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s discretionary contribution and Plan earnings (losses) and is charged with withdrawals and administrative expenses. Allocations are based on participant earnings or account balances, as defined under the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments - Participants direct the investment of all contributions into various investment options offered by the Plan.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon. The Company’s discretionary contributions vest over a six-year period, which is as follows:

Years of Service	Percent Vested

Less than two	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six or more	100%

Notes Receivable from Participants - Participants may borrow from their individual accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate established quarterly by the Plan administrator based on the published prime rate plus 1%. At December 31, 2014, participant loans have maturities through 2024 at interest rates ranging from 4.25% to 10.50%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits - On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her vested account. Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Forfeited Accounts - At December 31, 2014 and 2013, forfeited non-vested account balances were $178,612 and $147,284, respectively. Forfeitures of terminated participants’ non-vested account balances are utilized to offset the Company’s discretionary matching contributions made during the plan year and to pay certain administrative expenses for the Plan. The amount utilized during fiscal 2014 and 2013 to fund a portion of the Company’s matching contribution was $100,000 each plan year.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including mutual funds, a stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Buckle Stock Fund is valued at the per unit value of the assets held by the fund (including the closing price of common stock of The Buckle, Inc., as reported on the New York Stock Exchange on the last trading day of the plan year, plus the value of the uninvested cash position held by the fund).

The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value fund is the net asset value of its underlying investments, and contract value is principal plus accrued interest. The SAGIC Diversified Bond stable value fund invests principally in a diversified portfolio of fixed income securities from U.S. and foreign issuers, including corporate, mortgage-backed, and government and agency bonds; which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals.

In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

The net appreciation (depreciation) in fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year. Net appreciation (depreciation) includes the Plan’s gains or losses on investments bought and sold as well as held during the year. Net appreciation also includes dividends received from The Buckle Inc., which impact the per unit value of The Buckle Stock Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan Agreement.

Administrative Expenses - Administrative expenses are paid by either the Company or the Plan, in accordance with the terms of the Plan Agreement.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, as of December 31, 2014 or December 31, 2013.

3.	FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques - The Buckle Stock Fund is valued at the per unit value of the assets held by the fund (including the closing price of common stock of The Buckle, Inc., as reported on the New York Stock Exchange on the last trading day of the plan year, plus the value of the uninvested cash position held by the fund) and is categorized as Level 1. Shares of mutual funds are valued at quoted prices that represent the net asset value of shares held on the last day of the plan year and are categorized as Level 1. The mutual funds held by the Plan are deemed to be actively traded. Investments in stable value funds are categorized as Level 2 and are valued based on model-based pricing methods, utilizing observable market data as inputs, and broker dealer bids or quotes for securities with similar characteristics.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	As of December 31, 2014
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common stock	$19,230,306	$—	$—	$19,230,306

Mutual funds:
Fixed income funds	1,299,099	—	—	1,299,099
Lifecycle funds	49,954,672	—	—	49,954,672
Domestic stock funds	12,616,953	—	—	12,616,953
International stock funds	3,881,083	—	—	3,881,083
Total mutual funds	67,751,807	—	—	67,751,807

Stable value fund	—	3,390,927	—	3,390,927

Total	$86,982,113	$3,390,927	$—	$90,373,040

	As of December 31, 2013
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common stock	$20,276,210	$—	$—	$20,276,210

Mutual funds:
Fixed income funds	1,507,266	—	—	1,507,266
Lifecycle funds	43,679,858	—	—	43,679,858
Domestic stock funds	11,078,062	—	—	11,078,062
International stock funds	3,845,127	—	—	3,845,127
Total mutual funds	60,110,313	—	—	60,110,313

Stable value fund	—	2,432,076	—	2,432,076

Total	$80,386,523	$2,432,076	$—	$82,818,599

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2014 and 2013, there were no transfers between levels.

4.	INVESTMENTS

The following table presents the fair value of Plan investments that exceed 5% of net assets available for benefits as of December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Investments at fair value as determined by quoted market price:
The Buckle Stock Fund - The Buckle, Inc. (*)	$19,230,306	$20,276,210
Lifecycle fund:
T. Rowe Price Retirement 2020 Fund	5,696,221	5,224,237
T. Rowe Price Retirement 2030 Fund	16,527,715	14,502,450
T. Rowe Price Retirement 2040 Fund	13,520,316	12,134,437
T. Rowe Price Retirement 2050 Fund	13,057,284	10,351,894

(*) Represents a party-in-interest to the Plan.

During the year ended December 31, 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,355,050 and $12,687,111, respectively, as follows:

	December 31, 2014	December 31, 2013
Investments at fair value as determined by quoted market price:
Common stock	$602,712	$3,134,493

Mutual funds:
Fixed income funds	6,688	(64,593)
Lifecycle funds	881,842	6,918,626
Domestic stock funds	4,568	2,053,502
International stock funds	(209,217)	593,085
Total mutual funds	683,881	9,500,620

Investments at estimated fair value:
Stable value fund	68,457	51,998

Net appreciation in fair value of investments	$1,355,050	$12,687,111

5.	STABLE VALUE FUND

The Plan has a fully benefit-responsive guaranteed investment contract (“GIC”) with Mass Mutual. Mass Mutual maintains the contributions in a separate investment account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Limitations on the Ability of the GIC to Transact at Contract Value - Certain events, such as Plan termination or a plan merger initiated by the Company, may limit the ability of the Plan to transact at contract value or may allow for the termination of the GIC at less than contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable.

Average Yields - Mass Mutual is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with Mass Mutual, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis and was 2.60% as of December 31, 2014 and 2.10% as of December 31, 2013. The average annualized yield earned by the Plan and credited to participant accounts was 2.35% for the year ended December 31, 2014 and 2.21% for the year ended December 31, 2013.

6.	FEDERAL INCOME TAX STATUS

The Plan uses a volume submitter plan document sponsored by Mass Mutual. Mass Mutual received an opinion letter from the Internal Revenue Service (“IRS”), dated May 11, 2009, which states that the volume submitter document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. The plan document has been amended since receiving the opinion letter. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may direct the trustee either to distribute the Plan’s assets to the participants or to continue the trust and distribute benefits as though the Plan had not been terminated.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include The Buckle Stock Fund, which is invested primarily in the stock of The Buckle, Inc., the Plan sponsor, and, therefore, these investments and actual transactions qualify as party-in-interest. The Plan held 356,476 shares of The Buckle, Inc. common stock at December 31, 2014 and 374,616 shares at December 31, 2013, which had a cost basis of $5,644,567 and $5,947,865, respectively. Dividend income received by the Plan from its investment in the stock of The Buckle, Inc. was $766,749 for the year ended December 31, 2014 and $228,483 for the year ended December 31, 2013, respectively. Dividends received from The Buckle Inc., which impact the per unit value of The Buckle Stock Fund, are included in the net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Mass Mutual serves as record keeper for the Plan and manages certain Plan investments. Therefore, these transactions qualify as party-in-interest.

******

BUCKLE 401(k) PLAN
EMPLOYER ID NO: 47-0366193
PLAN NO: 001

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Column B	Column C	Column E

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment: Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Current Value

*	The Buckle, Inc. - The Buckle Stock Fund	1,346,349 units	$19,230,306
*	Stable Value Fund - SAGIC Diversified Bond Fund	298,288 shares	3,390,927
*	Bond Fund - Select MetWest Total Return Bond Fund	128,369 shares	1,299,099
*	Large Value Fund - Select Fundamental Value Fund	118,700 shares	1,658,243
	Large Blend Fund:
*	MassMutual S&P 500 Index Fund	40,151 shares	738,377
	Oppenheimer Rising Dividends Fund	98,357 shares	2,021,232
	Large Growth Fund - American Funds Growth Fund of America	77,835 shares	3,297,881
	Mid-Cap Value Fund - JP Morgan Mid Cap Value Fund	32,633 shares	1,200,880
	Mid-Cap Blend Fund - Northern Mid Cap Index Fund	29,950 shares	524,431
	Mid-Cap Growth Fund - Morgan Stanley Institutional Trust Mid Cap Growth Portfolio	25,026 shares	934,470
	Small Value Fund - Invesco Small Cap Value Fund	48,006 shares	942,836
	Small Growth Fund - Baron Growth Fund	17,969 shares	1,298,603
	Foreign Fund:
	American Funds Europacific Growth Fund	66,170 shares	3,061,005
	Northern International Equity Index Fund	73,352 shares	820,078
	Lifecycle Fund:
	T. Rowe Price Retirement Income Fund	13,129 shares	194,833
	T. Rowe Price 2010 Fund	54,604 shares	958,303
	T. Rowe Price 2020 Fund	278,953 shares	5,696,221
	T. Rowe Price 2030 Fund	728,093 shares	16,527,715
	T. Rowe Price 2040 Fund	572,167 shares	13,520,316
	T. Rowe Price 2050 Fund	987,692 shares	13,057,284

*	Participant Loans	Maturing from January 2015 to June 2024; interest rates of 4.25% - 10.50%	1,276,486

			$91,649,526

*	Party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BUCKLE 401(k) PLAN

Date: June 26, 2015	By:	/s/ Karen B. Rhoads
Karen B. Rhoads
Senior Vice President of Finance and
Chief Financial Officer